Filed by Blade Urban Air Mobility, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

BLADE ANNOUNCES ALLIANCE WITH VERTIPORT CHICAGO

BLADE partner, Helicopters, Inc., to position rotorcraft on-site for flight operations and to grow Blade’s MediMobility human organ transport business

Vertiport Chicago to be rebranded Vertiport Chicago Powered by Blade

New York, NY (February 18, 2021) – BLADE Urban Air Mobility, (“Blade” or the “Company”) announced today that it entered into an alliance with Vertiport Chicago (the “Vertiport”). In December of 2020, Experience Investment Corp. (NASDAQ: EXPC) agreed to merge with Blade, which will create, following the closing of the merger, the only publicly traded urban air mobility platform in the United States.

As part of the alliance, Blade partner Helicopters, Inc. will station rotorcraft at the Vertiport to fly Blade passengers on routes which are expected to include flights between the Vertiport and O’Hare Airport, Lake Geneva and other lake communities, as well as Notre Dame, University of Illinois and other universities for sporting events. Vertiport Chicago is conveniently located near the Downtown Loop and is the city’s only vertiport.

Blade will have the exclusive right to offer passenger flights sold by-the-seat at the Vertiport, which will be rebranded “Vertiport Chicago Powered by Blade.” The Company will also have the right to build a branded terminal onsite to accommodate the processing of passengers when flight volume necessitates it to maintain the level of customer experience the Company is known for.

Additionally, Blade expects to service Chicago hospitals for its growing MediMobility business which currently flies more human organ transport missions in the Northeast than any other company.

“Chicago is the third largest city in the United States. It is the right time for us to establish a strategic presence in this important market.”, said Melissa Tomkiel, President of Blade.

Ms. Tomkiel added, “There are a number of passenger routes where we see real potential, and we look forward to enabling local hospitals to take advantage of Blade’s cost-effective MediMobility human organ air transport business.”

The Company will also work closely with the Vertiport to ensure that it has the necessary infrastructure to support the transition to next-generation Electric Vertical Aircraft (“EVA”).

“The build out of infrastructure for next generation vertical air travel in Chicago is beginning now. Our alliance with Blade will only serve to accelerate our ability to help create the network of landing zones our city needs to be competitive in the future,” said Daniel Mojica of Vertiport Chicago.

Each of the parties’ undertakings discussed above is subject to each of Blade, Helicopters, Inc. and Vertiport Chicago entering into definitive agreements regarding the foregoing.

About Blade

Blade is a technology-powered, global air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad.

For more information, visit flyblade.com/investors

About Vertiport Chicago

Vertiport Chicago launched in April 2015 and is North America’s largest and Chicago’s only vertiport. The company’s expansive facility serves as a Fixed Base Operation (FBO) for helicopter owners and operators and is located on ten acres of land boasting 30,000 square feet of hangar space, a 24-hour refueling station, and eight helicopter parking spots. The Vertiport’s location in the Illinois Medical District makes it an ideal hub for EMS services, handling flights for nearby hospitals.

For more information, please visit vertiportchicago.com

About Experience Investment Corp.

Experience Investment Corp. (NASDAQ: EXPC) is a special purpose acquisition company sponsored by an affiliate of KSL Capital Partners and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The sponsor is an indirect portfolio company of KSL Capital Partners V, L.P. and its parallel funds and is controlled by KSL Capital Partners V GP, LLC.

For more information, please visit experienceinvestmentcorp.com

Press Contacts:

BLADE

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

Experience Investment Corp.

Maureen Richardson

mrichardson@riverinc.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Blade and EIC. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. EIC has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the proposed transaction (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about EIC, Blade and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 (File No. 333-252529) and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of federal securities laws, including with respect to (i) the proposed definitive agreements among Blade, Helicopters, Inc. and Vertiport Chicago, and (ii) the proposed transaction between Blade and EIC. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Such factors can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and is also provided in the Registration Statement on Form S-4 (File No. 333-252529) and will be provided in EIC’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, the Form S-4 (File No. 333-252529), including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement on Form S-4 and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”